

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

December 22, 2016

Nevan Elam
Chief Executive Officer
AntriaBio, Inc.
1450 Infinite Drive
Louisville, CO 80027

> **Re:**   **AntriaBio, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 8, 2016**
> **File No. 333-214974**

Dear Mr. Elam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael L. Weiner, Esq.
Dorsey & Whitney LLP